 FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Western Wind Energy Corp. (the “Issuer”)
632 Foster Avenue
Coquitlam, British Columbia
V3J 2L7

Item 2.	Date of Material Change

July 5, 2005

Item 3.	News Release

The Issuer issued a press release dated July 5, 2005. The press release was disseminated through Market News and Stockwatch.

Item 4.	Summary of Material Change

The Issuer announced that it has executed a formal Asset Purchase Agreement to acquire the Windridge Generating Facility located in Tehachapi, California.

Item 5.	Full Description of Material Change

See the attached news release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

To obtain further information contact Jeffrey J. Ciachurski, the President of the Issuer, at 604-781-4192.

Item 9.	Date of Report

July 15, 2005